OD
5/30/14

SE 14040602 ISSION

SEC
Mail Processing
Section

MAY 3 0 2014

Washington, DC
124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Ninth Street, Suite 3070
(No. and Street)

Oakland (City) CA (State) 94607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Durden 925-447-7660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/4/14

OATH OR AFFIRMATION

I, John Durden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Securities, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integrity Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended March 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

March 31, 2014

INTEGRITY SECURITIES, INC.
March 31, 2014

Contents

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
~~☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)~~

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of ALAMEDA

Subscribed and sworn to (or affirmed) before me on this 29th day of MAY, 2014, by
Date Month Year

(1) JOHN K. DURDEN,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2) ______________________________,~~
~~Name of Signer~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature], Notary Public
Signature of Notary Public
VIMAL P. SOLANKI

VIMAL P. SOLANKI
Commission # 1943923
Notary Public - California
Alameda County
My Comm. Expires Aug 8, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document OATH OR AFFIRMATION OF INTEGRITY SECURITIES

Title or Type of Document: FINANCIAL STATEMENTS

Document Date: 5/29/2014 Number of Pages: 19

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Integrity Securities, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Securities, Inc. as March 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Securities, Inc. as of March 31, 2014, and results of operations and its

cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 23, 2014

Integrity Securities, Inc.
BALANCE SHEET
As of March 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	10,063.73
Cash in Bank		30,843.53
Prepaid Expenses		1,225.00
Total Current Assets		42,132.26
PROPERTY AND EQUIPMENT		
Equipment		54,798.80
Less: Accumulated Depreciation		(54,023.80)
Net Property and Equipment		775.00
TOTAL ASSETS	$	42,907.26

The footnotes are an integral part of the financial statements.

Integrity Securities, Inc.
BALANCE SHEET
As of March 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 3,000.00
Total Current Liabilities	3,000.00
LONG-TERM LIABILITIES	
Total Liabilities	3,000.00
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $1 per share, 100,000 share authorized, 1,000 shares issued and outstanding	115,000.00
Paid in Excess	138,224.00
Retained Earnings	(213,316.74)
Total Stockholders' Equity	39,907.26
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 42,907.26

The footnotes are an integral part of the financial statements.

Integrity Securities, Inc.
STATEMENT OF INCOME

		12 Months Ended March 31, 2014
Revenues		
Commissions Earned	$	155,657.33
Interest Income		1,322.35
Miscellaneous Income		733.48
Total Revenues		157,713.16
Operating Expenses		
Employee compensation and ben		42,047.00
Floor brokerage, exchange, and c		63,350.74
Communications and data proces		2,093.71
Occpancy		13,275.00
Other expenses		62,322.58
Total Operating Expenses		183,089.03
Operating Income (Loss)		(25,375.87)
Net Income (Loss)	$	(25,375.87)

The footnotes are an integral part of the financial statements.

Integrity Securities, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended March 31, 2014
Beginning of Period	$	(225,323.00)
Plus: Net Income	$	(25,375.87)
Plus: Prior Period Adjustment	$	37,382.11
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(213,316.76)

The footnotes are an integral part of the financial statements.

Integrity Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended March 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(25,375.87)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		37,382.11
Depreciation and Amortization		111.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(6,957.00)
Accrued Liabilities		(800.00)
Total Adjustments		29,736.11
Net Cash Provided Bv (Used in) Operating Activities		4,360.24
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,360.24
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		36,547.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	40,907.26

The footnotes are an integral part of the financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2014	1,150,000	$ 115,000		$ 138,224	-	$ -	$ (225,323)	$ 27,901
Net Income	-	-	-	-	-	-	(25,376)	(25,376)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	37,382	37,382
Balance at December 31, 2013	$ 1,150,000	$ 115,000	$ -	$ 138,224	$ -	$ -	$ (213,317)	$ 39,907

The footnotes are an integral part of the financial statements.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integrity Securities, Inc. (the "Company") was incorporated in the State of California on March 28, 1996, under the name Integrity Investment, Inc. On March 31, 1997, the Company changed its name to Integrity Securities, Inc.

Description of Business

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including mutual fund retailing. The Company is also authorized to retail corporate securities over-the-counter, sell U.S. government securities, and trade in options.

Under its membership agreement with FINRA, and pursuant to Rule 15c3-3(k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting

The presentation of financial statements is conformity with accounting principles generally accepted in the United States of America requires making estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis. Accounting principle generally accepted in the United State of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S to the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income , therefore, no provision or liability for Federal Income Taxes as included in theses financial statements. The State of California has similar regulations, although there exists a

provision for a minimum franchise tax and tax rate of 1.5% over the minimum franchise fee of $800.00.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to theses financial statements.

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

The Company has elected "S" corporation tax status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k) (2) (ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company's sole shareholder will periodically pay for expenses on the Company's behalf. During the year ended March 31, 2014, the Shareholder paid $42,682.00 in expenses for the Company. This was subsequently treated as additional paid –in –capital.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2014

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture and equipment	5 years	$	41,360
Leasehold improvements	3 years		13,439
			54,799
Less – accumulated depreciation			(54,024)
Total		$	775

Depreciation expense was $111.00 for the year March 31, 2014 and is included in the operating expenses in the accompanying statement of income.

NOTE G – RENT

The rent expense for the year was $13,275.00; the entire amount was expensed as incurred

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e) (4) because it is reporting less than $500,000 in gross revenue.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2014

NOTE J – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balance which serves as collateral for any amounts due to the Clearing Broker as well as collateral for securities purchased on margin. Interest it's paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2014 was $30,083.09.

NOTE K – NET CAPITAL REQUREMENTS

The Company its subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2014, the Company had net capital of $37,907.00 which was $32,907.00 in excess of its required net capital of $5,000.00, and the Company's ratio of aggregate indebtedness ($3,000.00) to net capital was .0791 to 1, which is less that the 15 to 1 maximum allowed.

NOTE L – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE M - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording May 23, 2014, which is the date the financial statement, were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2014

Integrity Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 39,907.00
Nonallowable assets:		
Property and equipment	775.00	
Accounts receivable – other	1,225.00	(2,000.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 37,907.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 200.10
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 32,907.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,000.00
Percentage of aggregate indebtedness to net capital	7.91%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2014	$ 40,907.00
Adjustments:	
Change in Equity (Adjustments)	(3,000.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	37,907.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Integrity Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2014	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended March 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 23, 2014

Board of Directors
Integrity Securities, Inc.
345 Ninth Street,
Suite 307
Oakland, CA 94607

In planning and performing my audit of the financial statements and supplemental schedules of Integrity Securities, Inc. for the year ended March 31, 2014, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no condition that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA